Exhibit 4.2.1

CORRECTED AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED

DECLARATION OF TRUST AND TRUST AGREEMENT

OF

DB US DOLLAR INDEX MASTER TRUST

This Corrected Amendment No. 1 (“Amendment No. 1”) to the Amended and Restated Declaration of Trust and Trust Agreement, dated as of January 31, 2007 (the “Declaration of Trust”), of DB US Dollar Index Master Trust (the “Trust”) by and between DB Commodity Services LLC (the “Managing Owner”) and Wilmington Trust Company.

WHEREAS, the Managing Owner has deemed it advisable for the Trust to amend the Declaration of Trust to memorialize changes in certain allocation provisions disclosed in the Declaration of Trust as previously agreed to by the Trust and the Managing Owner;

WHEREAS, the Managing Owner wishes to amend the Declaration of Trust pursuant to Section 11.1(b)(iii) thereof to give effect to the foregoing;

WHEREAS, the Declaration of Trust was amended on December 26, 2007 pursuant to the attached Amendment No. 1 (the “Original Amendment No. 1”);

WHEREAS, the Original Amendment No. 1 erroneously referred to the Trust as “DB US Dollar Index Trust” instead of “DB US Dollar Index Master Trust”;

WHEREAS, the Managing Owner wishes, for avoidance of doubt, to correct the above mentioned error and restate this Amendment No. 1 with an effectiveness as of December 26, 2007;

NOW, THEREFORE, in consideration of the premises and of other good and valuable consideration, the receipt and sufficiency of all of which are hereby acknowledged, the Declaration of Trust is amended as follows:

1.	Section 6.3 of the Declaration of Trust shall be amended and replaced in its entirety as follows:

“SECTION 6.3 Daily Allocations. All allocations to Shareholders of items included within the Master Fund’s Profits and Losses attributable daily shall be allocated solely among the Shareholders recognized as shareholders as of the close of business of each Business Day, as follows:

(a) For purposes of maintaining each Master Fund’s Capital Accounts and in determining the rights of the Shareholders among themselves, except as otherwise provided in this Article VI, each item of income, gain, loss and deduction shall be allocated among Shareholders in accordance with their respective Percentage Interests.

(b) Any item of loss or deduction otherwise allocated to the Managing Owner pursuant to Section 6.3(a) which is in excess of such Managing Owner’s positive Adjusted

Capital Account balance (following adjustment to reflect the allocation of all other items for such period) shall instead be allocated to the other Shareholders in accordance with their respective Percentage Interests to the extent such item of loss or deduction exceeds such Managing Owner’s Adjusted Capital Account balance; provided that the allocation of any such item to such other Shareholders shall only be made hereunder to the extent the allocation would not result in or increase a negative balance in the Adjusted Capital Account of such other Shareholders. If such an allocation occurs, items of income or gain that would otherwise be allocated to the Managing Owner equal to the amount of such allocated loss or deduction will be allocated to the other Shareholders in accordance with their Percentage Interests as quickly as possible.

(c) If any Shareholder unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation sections 1.704-1(b)(ii)(d)(4), (5) or (6), items of Master Fund income and gain shall be specially allocated to such Shareholder in an amount and manner sufficient to eliminate a deficit in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible. This section 6.3(c) is intended to constitute a “qualified income offset” within the meaning of Treasury Regulation section 1.704-1(b)(2)(ii)(d).

(d) Notwithstanding any other provision of this Agreement, upon or prior to the issuance of additional Shares, the Managing Owner shall have the sole and complete discretion, without the approval of any other Shareholder, to amend any provision of this Article VI in any manner, as is necessary, appropriate or advisable to comply with any current or future provisions of the Code or the Treasury Regulations or to implement the terms and conditions of any Shares.”

2.	The Managing Owner hereby ratifies all actions taken by any Person in reliance that the foregoing Section 6.3 was part of the Declaration of Trust.

3.	Defined terms used but not otherwise defined herein shall have the meaning ascribed to such term in the Declaration of Trust.

4.	This Amendment No. 1 to the Declaration of Trust shall be governed by, and construed in accordance with, the laws of the State of Delaware.

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IN WITNESS WHEREOF, this Amendment No. 1 has been executed for and on behalf of the undersigned as of June 16, 2009, with an effective date as of December 26, 2007.

DB COMMODITY SERVICES LLC, as Managing Owner

By:	/s/ Hans Ephraimson
Name: Hans Ephraimson
Title: Chief Executive Officer

By:	/s/ Martin Kremenstein
Name: Martin Kremenstein
Title: Chief Operating Officer

Acknowledged:

WILMINGTON TRUST COMPANY, not in its

individual capacity but solely as Trustee

of the Trust

By:	/s/ Joseph B. Feil
Name: Joseph B. Feil
Title: Vice President